Mail Stop 3561

      September 12, 2005


Via U.S. Mail and Fax
Gina Weller
Chief Financial Officer
Z Yachts, Inc.
3598 Old Milton Pkwy
Alpharetta, GA 30005

	Re:	Z Yachts, Inc.
		Form SB-2
		Filed August 16, 2005
		File No. 333-127597

Dear Mrs. Weller:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General
1. We note your press release dated August 15, 2005, the day before you filed your Form SB-2, stating that "these areas [Tennessee River
Valley, Mobile, Alabama, Pensacola, Florida, and Eastern Michigan] are key to Z Yachts [sic] expansion plans for the remainder of the year and I hope to see these areas generate over 100 listings with roughly 10 million worth of inventory over contract." The publication of information and statements and publicity efforts made in advance of a proposed financing which have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities may constitute an offer in violation of the Securities Act. See Securities Act Release Nos. 5180 (August 16,
1971) and 7856 (April 28, 2000). Please provide us with your analysis in your response letter as to why this statement is consistent with the limitations imposed by Section 5 of the Securities Act. In addition, revise your plan of operations for the remainder of fiscal 2005 contained in your Management`s Discussion and Analysis and planned expansion in your Description of Business to address the content of this press release.

2. Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2005. See
Item 310(g) of Regulation S-B.
3. We note that if someone invests the minimum subscription price in the offering he or she will receive fractional shares. Clarify through additional disclosure how this will be resolved.

Risk Factors, page 2

"The application of the "Penny Stock Regulations" could adversely affect the future price of the Common Stock.," page 4
4. Please revise to state that your common stock will be deemed to be penny stock, as you state on page 9.

"Our sales may be adversely affected by weather and climate conditions.," page 2
5. If Hurricane Katrina has had or will have a material adverse effect on your business, such as on your sales, or on your ability to continue increasing your network of brokers at the current rate of expansion, revise to clarify that fact in the risk factors section and expand your discussion in Management`s Discussion and Analysis of the quantified impact you expect the hurricane will have on your results of operations. We note the statement in the press release referenced earlier in this letter that your planned network expansion includes Mobile, Alabama.
Use of Proceeds, page 5
6. Because this is a best efforts, no minimum offering, please revise your Use of Proceeds section to reflect the sale of varying amounts of the total amount being offered.
7. To the extent possible, revise to discuss in greater detail how the proceeds allocated to "General corporate purposes" will be used.
8. Revise to clarify which of the categories is applicable to the payments owed to GoPublicToday.com, as set forth in the agreement filed as Exhibit 10.7.
9. Explain here or in MD&A what "new products and service development" will be funded with proceeds from the offering.

Plan of Distribution, page 6
10. You state on page 6 that you "have not engaged an underwriter, broker-dealer, or finder to assist us in this offering," and that "certain broker-dealers that have not been engaged by us may offer shares of Common Stock for re-sale after the shares are quoted on the
Over-the-Counter Bulletin Board Market." According to Phase IV of your agreement with GoPublicToday.com, however, GoPublicToday.com, or
Z Yachts, will pay $5,000 to a service provider in connection with getting your securities quoted on the OTCBB. Please revise to clarify whether GoPublicToday.com or any of its affiliates, including but not limited to employees of GoPublicToday.com and Public Company
Management Corporation, have agreed to or plan to make a market in your company`s stock once your stock is approved for quotation on the
OTCBB. If any of those companies or affiliates are going to act as market makers for your securities after you go effective on this registration statement, please also revise the risk factors section to discuss the fact that GoPublicToday.com, the company that prepared a substantial portion of your registration statement on Form SB-2, will also be acting as a market maker in your company`s stock, and the risks to investors that stem from that dual role.

Description of Business, page 10

General
11. Generally revise your Description of Business section to provide your basis for statements such as your assertion that you are the "largest marine brokerage-only network," that you have a "strong national brand affiliation," that you support your local brokers "with innovative brokerage practices," and that your "operations are recognized in the boating community and do not require an introduction."

Z Yachts, page 12
12. We note the table of your affiliated brokers. Revise to clarify what the columns labeled "Value" represent. For example, do they represent the dollar amount of commissions received by the broker?

Flexible Listing Practices, page 13
13. Please revise to clarify how much of the commissions go to Z
Yachts, versus the individual broker.

Centralized Administration, page 14
14. Clarify whether the individuals you use to assist purchasers in obtaining financing, insurance, Coast Guard documentation, and completion of the transaction are employees of your company, or instead independent contractors.

Products and Services, page 14

Pre-Owned Boats, page 14
15. Clarify the guarantee in connection with the company`s certification program and how the company is compensated under the program.

New Boats, page 15
16. Indicate when the company anticipates offering marine brokerage and charter services in the future. Clarify whether any of the proceeds from this offering will be used to fund this expansion.

Employees, page 16
17. Clarify whether your affiliated brokers may sell for other companies since they are independent contractors, and if so, explain in MD&A or your Description of Business how it is determined for whom an affiliated broker is selling.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 16

General
18. Please revise to include an overview section that provides management`s view of the recreational boating sales industry and the most important factors management considers when dealing with the day-to-day operations of Z Yachts. For example, explain how Z Yachts earns revenues (provide a more detailed breakdown of your commissions among your different product offerings), and identify the brokers and styles of boats that generate the greatest proportion of your revenues. Discuss the principal geographic markets for your products and the weather-risks that arise in each of those markets.
Explain
the status of your relationships with your brokers, including whether and to what extent you share commissions with those brokers. Identify your main competitors, quantify (to the extent possible) the amount of market share your competitors have carved out in the sale of recreational boats, and explain how you plan to compete against those businesses.
19. There appear to be numerous statements on your website (www.zyachts.com) that relate to historical or forward-looking business information usually required to be discussed in Management`s
Discussion and Analysis. For example, Z Yachts states that by March of 2004 the Z Yachts system was closing a boat every three days, and that Z Yachts sales showed a growth of over 450% between 2003 and 2004 (the prospectus states that revenue growth rate for that period was 386%). In addition, the company states that it expects its shares to be trading by the first quarter of 2006. Please revise to discuss these statements, as well as others found on your website, in
Management`s Discussion and Analysis.

Liquidity and Capital Resources, page 17
20. Revise to clarify whether cash flow from existing operations would be sufficient to fund your business for the next 12 months. If existing cash flows, as well as other funds available to the company, are not enough to fund your operations for the next 12 months, revise to disclose the amount of funding that you will need to continue operations for the next 12 months. Discuss in detail your plan to secure this needed financing. Clarify how the shortfall will be met, including the sources and the amount from each source that will contribute to lowering the deficiency in short-term liquidity. Disclose whether management believes it will be able to secure financing needed to fund operations for the next 12 months. See
Section III.C of the Commission`s Interpretive Release No. 33-
6835,
"Management`s Discussion and Analysis of Financial Condition and Results of Operations," found on our website at http://www.sec.gov/rules/interp/33-6835.htm.
21. Discuss the likelihood of the company having to borrow funds from management to fund its operations and planned expansion of its business during the pendency of the offering, and disclose whether interest paid to date has been material.

Certain Relationships and Related Transactions, page 19
22. We note your disclosure regarding your arrangement with Public Company Management Corporation. Please revise to provide the disclosure required by Item 404(d) of Regulation S-B, including a more detailed summary of your agreement with GoPublicToday.com (Exhibit 10.7). In addition, revise your discussion in Management`s
Discussion and Analysis, on page 18, as well as "Interest of Named Experts" to elaborate upon your relationship with GoPublicToday.com, including the fact that GoPublicToday.com prepared your registration statement and is entitled to certain contingency fees, including those listed under Phase III of the agreement filed as Exhibit 10.7.
23. We note in your agreement with Public Company Management Corporation that Public Company Management Corporation is to be paid
750,000 shares of common stock to be registered on Form S-8. Please advise in your response letter how this is permissible under the rules governing the use of Form S-8, particularly the restriction upon registering shares in connection with capital raising transactions.

Reports to Stockholders, page 20
24. If you are required to or plan to have an annual meeting of shareholders, the proxy rules will require that you send a copy of your annual report to shareholders. Therefore, revise the last sentence of this section to make clear that you will be required to send your annual report to shareholders.

Where you can find additional information, page 21
25. Please note that the address of the SEC`s public reference room has changed to 100 F Street, N.W., Washington, D.C. 20549.

Employment Contracts, page 21
26. Disclose whether the board has identified the 2005 goals for management`s incentive bonuses.

Signatures, page 38
27. Revise to include the signature of the executive officer acting in his or her capacity as the principal accounting officer.

Exhibit 5.1
28. Please file the legal opinion with your next amendment to the Form SB-2.






*	*	*	*

      As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney,
at (202)551-3366, or me at (202) 551-3810 with any other
questions.


								Sincerely,


								/s/ Larry Spirgel
								Larry Spirgel
								Assistant Director
























cc:	Gina Weller
	Via Facsimile (770) 772-4228
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Gina Weller
Z Yachts, Inc.
September 12, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE